Exhibit 4.14

Certain confidential information contained in this summary, marked by brackets, was omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed. “[***]” indicates where the information has been omitted from this summary.

Summary of Unprotected Sublease Agreement

Note: This summary does not contain a full or direct translation of the terms of the original Hebrew-language sublease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On March 20, 2025, Steakholder Foods Ltd. (the “Company”) has entered into an unprotected sublease agreement (the “Sublease Agreement”) with [***] (the “Sublessor”). This Sublease Agreement is subject to the terms and conditions of a lease agreement, including any exhibits thereto (the “Original Lease Agreement”) by and between the Sublessor and a third party (the “Landlord”).

1.	Leased Premises

Office spaces of approximately 850 square meters, and 15 parking spots (the “Premises”), on the 3th floor of the “Science Park”, located at Derech Menachem Begin, Rehovot, Israel.

2.	Purpose of the Lease

The Premises are to be used by the Company for on-going business activities.

3.	Leasing Period

The subleasing period has commenced on March 1, 2025 (the “Effective Date”) and will last nine (9) months thereafter, ending on November 30, 2025 (the “Subleasing Period”). The Subleasing Period cannot be extended. The Sublessor has the right to terminate the Sublease Agreement before the Subleasing Period has lapsed, at the Sublessor’s sole discretion, and upon 90-day prior written notice to the Company.

4.	Consideration

The monthly sublease fee during the Subleasing Period is NIS [***] per square meter (excluding VAT), multiplied by the Premises space, per month, linked to the Israeli consumer price index. The rental expenses paid by the Company between March 2025 and November 2025 reflect a 50% discount granted by the Sublessor compared to the property leasing fees previously reported by the Company in its annual reports.

The monthly fee for each parking spot is NIS [***], (excluding VAT), linked to the Israeli consumer price index.

5.	No Assignment

The Company is not authorized to assign, transfer, or otherwise sublease, directly or indirectly, any of its rights under the Sublease Agreement to any third party.

6.	Guarantees

The Company provided the Sublessor with an autonomous bank guarantee in the aggregate amount of NIS [***] (excluding VAT) linked to the Israeli consumer price index. Such an amount is equivalent to approximately nine (9) monthly subleases (including additional incidental fees, management fees and rates, in accordance with the terms of the Sublease Agreement and the Original Lease Agreement).

7.	Insurance

Pursuant to its obligations under the Sublease Agreement, the Company is obligated to maintain insurance policies customary to a lessee. The Company is obligated to purchase structure, third-party injury and employers’ liability insurance policies.

8.	Miscellaneous

In exchange for the work carried out on the subleased property by the Company and for the infrastructure, connections, furniture, and equipment that will remain in the property, the Sublessor has made a one-time, final payment to the Company in the amount of USD [***].